Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Place of Incorporation

Overland Storage (Europe) Ltd.	United Kingdom

Overland Storage Export Limited	Barbados

Overland Storage SARL	France

Overland Storage GmbH	Germany

Okapi Acquisition Co., Inc.	California

Zetta Systems, Inc.	Washington